MobileSpike, Inc.
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
9132 · Chase	19,433.43
Total Checking/Savings	19,433.43
Other Current Assets	
12100 · Inventory Asset	2,000.00
Total Other Current Assets	2,000.00
Total Current Assets	21,433.43
Fixed Assets	
15000 · Automotive Equipment	8,057.65
15700 · Office Furniture & Equipment	4,076.50
15800 · Small Tools	2,000.00
17000 · Accumulated Depreciation	-7,369.00
Total Fixed Assets	6,765.15
Other Assets	
12130 · Short term note - Employee Adv	21,278.35
18150 · Patent Rights	29,792.72
18999 · Accumulated Amortization	-18,040.00
Total Other Assets	33,031.07
TOTAL ASSETS	61,229.65
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	19,463.41
Total Accounts Payable	19,463.41
Credit Cards	
23520 · Credit Card at Chase 2352	13,187.59
Total Credit Cards	13,187.59
Other Current Liabilities	
23000 · Short Term Loan	3,276.47
Total Other Current Liabilities	3,276.47
Total Current Liabilities	35,927.47
Total Liabilities	35,927.47
Equity	
30100 · Capital Stock	8,640.00
30150 · Paid in Capital	184,798.15
31000 · APIC	2,277,460.00
32000 · Retained Earnings	-2,272,097.71
Net Income	-173,498.26
Total Equity	25,302.18
TOTAL LIABILITIES & EQUITY	61,229.65